SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment #33)

Provident Financial Group, Inc.
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(Name of Issuer)

Common Stock, No Par Value
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(Title of Class of Securities)

743866 10 5
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(CUSIP Number)

James C. Kennedy, Esq.
One East Fourth Street
Cincinnati, Ohio 45202
(513) 579-2538
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

See Item 5
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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [    ]

Page 1 of 7 Pages

CUSIP NO. 743866 10 5 13D Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION, NOS. OF ABOVE PERSONS

American Financial Group, Inc. 31-1544320

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS*
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
	IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio corporation

7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
SOLE VOTING POWER

6,129,475

8	SHARED VOTING POWER

9	SOLE DISPOSITIVE POWER SHARED VOTING POWER

7,117,675

10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
7,117,675

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.2%

14	TYPE OF REPORTING PERSON*

HC

Item 1.     Security and Issuer.

     This Amendment No. 33 to Schedule 13D is filed on behalf of American Financial Group, Inc. ("AFG") to amend and update the Schedule 13D most recently amended on February 17, 2004, relative to the no par value Common Stock ("Common Stock") issued by Provident Financial Group, Inc. (referred to herein as "Provident").

     The principal executive offices of Provident are located at One East Fourth Street, Cincinnati, Ohio 45202. All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Schedule 13D, as amended. Items not included in this amendment are either not amended or are not applicable.

     AFG formerly filed a 13D jointly with certain members of the Lindner family (Carl H. Lindner, Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner); however, these parties no longer consider themselves to be members of a group (as set forth in Rule 13d-5) with each other or with AFG.

Item 3.     Source and Amount of Funds or Other Consideration.

      N/A

Item 4.     Purpose of Transaction.

     On February 16, 2004, Provident entered into a Merger Agreement with National City Corp. ("NCC") pursuant to which Provident would become a wholly-owned subsidiary of NCC. If the Merger is consummated, holders of Provident Common Stock would receive 1.135 shares of NCC Common Stock for each share of Provident Common Stock or equivalent held.

     The Reporting Person considers its beneficial ownership of Provident equity securities as an investment which it continues to evaluate. Although it has no present plans to do so, from time to time the Reporting Person may acquire additional Provident equity securities or dispose of some or all of the Provident equity securities which it beneficially owns.

Item 5.     Interest in Securities of the Issuer.

     As of February 29, 2004, the Reporting Person beneficially owned an aggregate of 7,117,675 shares (or approximately 14.2% of the outstanding shares) of Provident Common Stock as follows:
Holder	Number of Shares	% Ownership
--------	----------------	-----------

GAI	5,629,771
GALIC (a)	963,003
LOYAL (b)	494,100
MCC	30,801
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AFG Total:	7,117,675	14.2%

GAI      = Great American Insurance Company, 100% owned by AFG

GALIC    = Great American Life Insurance Company, 82% owned by AFG

LOYAL    = Loyal American Life Insurance Company, 100% owned by GALIC

MCC      = Mid-Continent Casualty Company, 100% owned by AFG

  Includes 494,100 shares issuable upon conversion of Provident D Preferred.

  Represents shares issuable upon conversion of Provident D Preferred.

Certain executive officers and directors of AFG beneficially own shares of Provident Common Stock as follows:
Holder	Number of Shares
-------------------	-----------
Carl H. Lindner (a)	2,268,642
Carl H. Lindner III(b)	1,881,774
S. Craig Lindner(c)	3,387,500
James E. Evans	5,000
Fred J. Runk	148,735
Thomas E. Mischell	40,684
William R. Martin	707
Theodore H. Emmerich	2,625

  Includes 1,729,844 shares held by his spouse and 391,242 shares held by a foundation over which he has voting and investment power. Excludes shares held in trust for the benefit of the Lindner family, the trustee of which is an independent third party who has power to direct the voting and disposition of such shares.

  Includes 8,285 shares held by his spouse, and 56,064 shares held by one of his children. Excludes 1,160,802 shares which are held in trusts for the benefit of his children, over which a third party has sole voting and investment power.

  Includes 181,480 shares held by his spouse individually and as custodian for their children, 181,480 shares held by their children and 35,126 shares held by a charitable foundation over which he has voting and investment power. Excludes 57,900 shares which are held in trusts for the benefit of his children, over which a third parties have sole voting and investment power.

     As of February 29, 2004, and within the prior 60-day period, the Reporting Person's executive officers an/or directors had entered into the following transactions involving Provident Common Stock.
Holder	DATE	Nature of Transaction	NUMBER OF SHARES	PRICE PER SHARE

Carl H. Lindner III	1/7/04	Disposed by Gift	(671)	N/A
Carl H. Lindner	1/9/04	Disposed by Gift	(12,258)	N/A
Carl H. Lindner III	1/9/04	Received as Gift	3,415	N/A
S. Craig Lindner	1/9/04	Received as Gift	4,086	N/A
Carl H. Lindner	2/17/04	Disposed by Gift	(5,150)	N/A

      On January 15, 2004, the spouse of Carl H. Lindner received 97,453 shares of Provident Common Stock as a distribution from a Trust for her benefit.

      To the best knowledge and belief of the undersigned, other than as described herein, no transactions involving Provident equity securities had been engaged in by the Reporting Person or by the directors or executive officers of AFG.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     In an agreement with the Board of Governors of the Federal Reserve

System entered into in 1995, AFG committed not to exercise voting control over more than 4.9% of Provident's voting shares, and to vote the rest of its common stock in strict proportion with all other shares of outstanding Provident common stock. By letter dated March 4, 2004, AFG has asked that the Board of Governors of the Federal Reserve System waive this voting restriction with respect to the proposed NCC transaction.

     After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:    March 10, 2004
AMERICAN FINANCIAL GROUP, INC.

By: Karl J. Grafe
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Karl J. Grafe, Assistant General Counsel & Assistant Secretary